SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ________________

Commission file number 1-16477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.

RETIREMENT SAVINGS PLAN

6705 Rockledge Drive, Suite 900

Bethesda, MD 20817

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.

6705 Rockledge Drive, Suite 900

Bethesda, MD 20817

REQUIRED INFORMATION

1)	Financial Statements and Schedules (and Notes thereto)

2)	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

Date: June 29, 2005	By: /s/ Shawn M. Guertin
Shawn M. Guertin, Plan Administrator

By: /s/ Patrisha Davis
Patrisha Davis, Plan Administrator

Coventry Health Care, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Administrative Committee

Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland

June 17, 2005

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$192,876,185	$150,908,151
Receivables:
Participant contributions	--	548,146
Employer contributions	--	302,550
Interest and dividends	--	49,700

Total receivables	--	900,396

Net assets available for benefits	$192,876,185	$151,808,547

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Interest and dividends	$ 2,763,103
Net appreciation in fair value of investments	25,572,512

Net investment income	28,335,615

Contributions:
Participants	14,159,886
Rollovers	2,839,651
Employer, net of forfeitures	6,479,919

Total contributions	23,479,456

Total additions	51,815,071

Deductions
Benefits paid to participants	13,034,384
Administrative expenses	275,979

Total deductions	13,310,363

Net increase prior to plan transfer	38,504,708

Transfer from other plan	2,562,930

Net increase	41,067,638

Net assets available for benefits:
Beginning of year	151,808,547

End of year	$ 192,876,185

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1.	Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2004, the Plan was amended so that participants with three or more years of service with the Company may liquidate the Employer match portion of the Company common stock fund, during an "Open Window" period as defined and transfer the proceeds to other Plan investment options.

Plan Transfers

In connection with a prior acquisition, the Plan was amended to allow the merger of a defined contribution pension plan sponsored by the acquired company with and into the Plan. In 2004, the Altius SaveMore 401(k) Plan merged into the Plan and assets of $2,562,930 were transferred into the Plan and is shown as transfer from other plan on the accompanying statement of changes in net assets available for benefits.

Plan Administration

Effective January 1, 2004, T. Rowe Price became the custodial trustee and record keeper of the Plan’s investments in mutual funds, participant loans and the Coventry Health Care, Inc. common stock in the Plan. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (Continued)

1.	Plan Description (continued)

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise and can contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are made in shares of the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of service. Employer matching contributions for participants presently vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to financial hardships and attainment of age 59 ½, are allowed under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan income (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may first be used to pay administrative expenses and then to reduce future

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (Continued)

1.	Plan Description (continued)

Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

A participant may borrow a maximum of the lessor of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2004, $1,460,007 in forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2004 and 2003 forfeited nonvested accounts available to reduce future employer contributions totaled $357,274 and $279,312, respectively. During 2004, $84,354 in forfeitures were used to pay administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (Continued)

2.	Summary of Significant Accounting Policies (continued)

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade date basis.

Investments of the Plan are stated at fair market value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust fund are based on quoted redemption values on the last day of the plan year. Coventry Health Care, Inc. common stock is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3.	Investments

The values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2004	2003
PLIC Large Cap Stock Index Separate Account	$ --	$ 8,599,361
T. Rowe Price Mid-Cap Growth Fund	11,484,343	--
T. Rowe Price Summit Cash Reserves Fund	11,434,879	--
Coventry Health Care, Inc. Common Stock**	85,666,857	78,820,282

                                                         ** Substantially a nonparticipant-directed investment (See Note 4)

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices by $25,572,512 as follows:

Mutual and stock funds	$ 7,339,972
Common trust fund	908,303
Coventry Health Care, Inc. Common Stock	17,324,237

$ 25,572,512

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (Continued)

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2004	2003
Investments, at fair value based on quoted market prices:
Coventry Health Care, Inc. Common Stock	$ 85,666,857	$ 78,820,282

Year ended December 31 2004
Changes in net assets:
Contributions	$ 8,682,661
Net appreciation in fair value of investments	17,324,237
Benefits paid to participants	(5,377,158)
Transfers to participant-directed investments	(13,683,224)
Administrative expenses	(99,941)

$ 6,846,575

5.	Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by T. Rowe Price. In addition, certain Plan investments are shares of mutual funds managed by T. Rowe Price. The Plan paid T. Rowe Price $275,979 in fees in 2004. Transactions with T. Rowe Price qualify as exempt party-in-interest transactions.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (Continued)

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per financial
statements	$ 192,876,185	$ 151,808,547
Less: contributions receivable	--	(850,696)
Less: interest and dividends receivable	--	(49,700)

Net assets available for benefits per Form 5500	$ 192,876,185	$ 150,908,151

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (Continued)

8.	Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of contributions and investment income per the financial statements to the Form 5500:

Year ended December 31 2004
Contributions per financial statements	$ 23,479,456
Add: contributions receivable at beginning of year	850,696

Contributions per Form 5500	$ 24,330,152

Year ended December 31 2004
Investment income per financial statements	$ 28,335,615
Add: interest and dividends receivable at beginning of year	49,700

Investment income per Form 5500	$ 28,385,315

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the modified cash basis.

9.	Subsequent Event

In connection with the acquisition of First Health Group Corp. on January 28, 2005 by the Company, the Plan was amended to allow the merger of a defined contribution pension plan sponsored by the acquired company with and into the Plan. On January 1, 2006, the First Health Group Corp. Retirement Savings Plan will merge into the Plan and assets will be transferred into the Plan.

Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4i–

Schedule of Assets (Held At End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Participant-directed investments:
Mutual and stock funds:
T. Rowe Price GNMA Fund*	223,905 shares	**	$ 2,162,919
PIMCO Total Return, Admin. Shares	554,257 shares	**	5,913,927
American Century Small Cap Fund	317,987 shares	**	3,233,924
T. Rowe Price Equity Income Fund*	50,282 shares	**	1,337,003
Fidelity Low Priced Stock Fund	81,177 shares	**	3,267,373
Growth Fund of America	218,012 shares	**	5,936,467
T. Rowe Price Mid-Cap Growth*	230,239 shares	**	11,484,343
T. Rowe Price Mid-Cap Value Fund*	49,236 shares	**	1,131,930
Neuberger Berman Genesis Trust	169,630 shares	**	7,238,102
T. Rowe Price Real Estate Fund*	123,565 shares	**	2,211,815
T. Rowe Price Retirement Income Fund*	31,534 shares	**	386,612
T. Rowe Price Retirement 2010 Fund*	82,779 shares	**	1,162,217
T. Rowe Price Retirement 2020 Fund*	235,284 shares	**	3,503,381
T. Rowe Price Retirement 2030 Fund*	167,219 shares	**	2,591,892
T. Rowe Price Retirement 2040 Fund*	132,258 shares	**	2,059,258
Royce Low Priced Stock Fund	18,994 shares	**	291,177
T. Rowe Price Summit Cash Reserves Fund*	11,434,879 shares	**	11,434,879
Templeton Foreign Fund	402,259 shares	**	4,947,786

Vanguard Asset Allocation Fund	231,218 shares	**	5,678,719
Vanguard Growth & Income Fund	221,270 shares	**	6,773,071
Vanguard Mid-Cap Index Fund	98,771 shares	**	1,544,772
Vanguard Prime Cap Fund	125,801 shares	**	7,837,402

Total mutual and stock funds			92,128,969

Common Trust Fund:
T. Rowe Price Equity Index Trust*	281,077 shares	**	9,604,408

Participant loans*	Maturing at various dates; interest rates ranging from 5.75% to 11.5%
			5,475,951

Total participant-directed investments			107,209,328

Nonparticipant-directed investments
Coventry Health Care, Inc.*	1,613,920 shares of common stock	$ 28,022,157	85,666,857

Total investments			$ 192,876,185

* Party-in-interest

** Historical cost has been omitted, as these investments are participant-directed.

Coventry Health Care, Inc. Retirement Savings Plan

EIN: 52-207300 Plan #002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) - series of transactions in excess of 5% of plan assets
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	$ 11,500,397		$ 11,500,397	$ 11,500,397
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock		$ 21,827,525	7,635,162	21,827,525	14,192,363

There were no category (i), (ii) or (iv) transactions during the Plan year.

Columns (e) and (f) are not applicable.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm